80 2/3/04

VE 1-30-04

UNITED
SECURITIES AND EX
Washington, D.C. 20549

04001661

SEC MAIL RECEIVED PROCESSING SECTION
JAN 28 2004
WASH. D.C. 155

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2002 (MM/DD/YY) AND ENDING 11-30-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AGF SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 WELLINGTON STREET WEST 31st FLOOR
(No. and Street)

TORONTO (City) ONTARIO (State) M5K 1E9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CAMERON (416) 865-4244
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — *if individual, state last, first, middle name*)

SUITE#3000 BOX 82, ROYAL TRUST TOWER TD CENTRE , TORONTO ON. M5K 1G8
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM CAMERON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGF SECURITIES INC., as of NOVEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

SECRETARY AND TREASURER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

FINANCIAL STATEMENTS

NOVEMBER 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 20, 2004

Auditors' Report

To the Shareholder and the Board of Directors of
AGF Securities, Inc.

We have audited the balance sheets of **AGF Securities, Inc.** as at November 30, 2003 and 2002 and the statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at November 30, 2003 and 2002 and the results of its operations and its cash flow for the years then ended in accordance with United States generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 20, 2004

Supplementary Report of Independent Accountants

To the Board of Directors of
AGF Securities, Inc.

We have examined the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2003 and the related statements of operations, retained earnings and cash flow for the year then ended and have issued our report thereon dated January 20, 2004. As part of our examination, we have reviewed and tested the system of internal accounting control for the year since our last examination as at November 30, 2002 including the accounting system, procedures for safeguarding securities and practices and procedures established for computing the ratio of aggregate indebtedness to net capital.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our review and tests of the system of internal accounting control were to the extent we considered necessary to evaluate the system for the purpose of establishing a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that were necessary for expressing our opinion on the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2003 and the related statements of operations, retained earnings and cash flow for the year then ended and to provide a basis for reporting material weaknesses in internal accounting control. The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management.

PRICEWATERHOUSECOOPERS

Board of Directors of AGF Securities, Inc.
January 20, 2004

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

It is not practicable in an organization the size of **AGF Securities, Inc.** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and procedures for safeguarding securities and we noted that the company has not complied in all respects with Rule 17a-13 because of the limited number of personnel involved in its operation.

Our review and tests of the system of internal accounting control which were made for the purpose set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no conditions which we believe to be material weaknesses.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

AGF SECURITIES, INC.

618 SOUTH SPRING STREET

LOS ANGELES, CALIFORNIA 90014

I have examined the Focus Report, Part II of AGF Securities, Inc. as at November 30, 2003 and affirm that, to the best of my knowledge and belief, it is a true, correct and complete disclosure of the financial condition of AGF Securities, Inc. I affirm that, to the best of my knowledge and belief, neither AGF Securities, Inc. nor any stockholder, officer or director of AGF Securities, Inc. has any proprietary interest in any account classified solely as a customer.

W. D. Cameron

W. D. Cameron
Authorized officer of AGF Securities, Inc.

Kitty Lay

Sworn to before me this 20th

day of January 2004

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

BALANCE SHEETS
(stated in United States currency)

	November 30	
	2003	2002
Current assets:		
Cash and term-deposit	$ 1,626,512	$ 1,392,722
Amount due from carrying broker	30,274	108
Accounts receivable	838	2,645
Income tax recoverable	-	11,398
	1,657,624	1,406,873
Deposit with carrying broker	25,000	25,000
Investment in AGF Securities (Canada) Limited, an associated company, at cost	4,070	4,070
NASD warrants	20,100	20,100
Investment in non-marketable security, at lower of cost and net realizable value	1	1
Total assets	$ 1,706,795	$ 1,456,044
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,132	$ 12,576
Income taxes payable	57,392	-
	59,524	12,576
Shareholder's equity:		
Capital stock (note 2)	25,850	25,850
Capital paid in excess of par value of common shares	51,700	51,700
Retained earnings	1,569,721	1,365,918
	1,647,271	1,443,468
Total liabilities and shareholder's equity	$ 1,706,795	$ 1,456 ,044

AGF SECURITIES, INC.

STATEMENTS OF OPERATIONS
(stated in United States currency)

	Years ended November 30 2003	2002
Revenue		
Interest	$ 4,260	$ 18,249
Net commission revenue	332,473	183,992
	336,733	202,241
General and administrative expenses	27,940	38,140
Income before provision for income taxes	308,793	164,101
Provision for income taxes	104,990	(6,193)
Net income for the year	$ 203,803	$ 170,294
Earnings per share	$ 7.88	$ 6.59

STATEMENTS OF RETAINED EARNINGS
(stated in United States currency)

Retained earnings, beginning of year	$ 1,365,918	$ 1,195,624
Net income for the year	203,803	170,294
Retained earnings, end of year	$ 1,569,721	$ 1,365,918

AGF SECURITIES, INC.

STATEMENTS OF CASH FLOW
(stated in United States currency)

	Years ended November 30	
	2003	2002
Operating activities		
Net income for the year	$ 203,803	$ 170,294
Change in non-cash working capital:		
Amount due from carrying broker	(30,166)	100,360
Accounts receivable	1,807	3,729
Income tax payable	68,790	54,548
Accounts payable and accrued liabilities	(10,444)	910
	233,790	329,841
Increase in cash and cash equivalents during the year	233,790	329,841
Balance of cash and cash equivalents, beginning of year	1,392,722	1,062,881
Balance of cash and cash equivalents, end of year	$ 1,626,512	$ 1,392,722
Supplemental disclosure of cash flow information:		
Interest Payments during the year	$ -	$ -
Income tax payments (refunds) during the year	$ 36,200	$ (60,741)

AGF SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2003

Description of business

AGF Securities Inc. is a securities dealer and registered with National Association of Securities Dealers, Inc. (NASD).

1. Summary of significant accounting policies

Foreign currency translation
The accounts of the company are stated in United States currency. Revenue and expenses occurring in other than United States currency have been translated into United States currency at the rate of exchange prevailing at the dates of the transactions. Asset and liability balances are translated at the rate of exchange prevailing at the year end.

Revenue recognition
Securities transactions are recorded in the accounts on the settlement date.

Investments
Long-term investments are carried at cost and are only written down on indication of permanent impairment in the carrying value.

2. Share capital

At November 30, 2003 and 2002, the share capital consisted of 125,000 authorized common shares with a par value of $1 per share of which 25,850 shares were issued and fully paid.

3. Net capital requirements

As a registered broker-dealer with the Securities and Exchange Commission, the company must maintain minimum capital requirements, as defined, in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended.

As at November 30, 2003, the company's net capital of $1,596,646 as calculated in accordance with the provisions of Rule 15c3-1 exceeded required net capital of $5,000 by $1,591,646 and the ratio of aggregate indebtedness to net capital was 0.0373.

4. Related party transactions

The corporation receives net commission revenue for providing brokerage services to mutual funds and other assets managed by AGF Funds Inc., a common controlled

enterprise. These services are in the normal course of operations and are recorded at the amount of the consideration agreed to by the parties.

5. Fair value of financial instruments

The carrying value of cash, short term deposits, accounts receivable and accounts payable approximate their fair values due to their short-term nature and normal commercial terms and conditions

6. Comparative figures

Certain comparative amounts have been reclassified to conform with the current year's presentation.

A copy of Form X-17A-5, Part II (Focus Report) is available for review at the company's Toronto office and at the Washington office of the Securities and Exchange Commission.

Schedule I

AGF SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(stated in United States currency)

	Years ended November 30	
	2003	2002
Total capital and allowable subordinated liabilities	$ 1,647,271	$ 1,443,468
Deduct:		
Financial Condition in the Focus Report as at November 30, respectively	25,009	38,214
Other deductions and/or charges	25,000	25,000
Net capital before haircuts on securities positions	1,597,262	1,380,254
Deduct: Haircuts on securities	616	513
	$ 1,596,646	$ 1,379,741

FORM X-17A-5

12/90

FOCUS REPORT

OMB No. 3235-0123 (6-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: AGF SECURITIES INC. [13]

SEC FILE NO.: 81-13675

FIRM ID. NO.: 2S-00998

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

66 WELLINGTON STREET WEST 31st floor [20]

(No. and Street)

TORONTO [21]	ONTARIO [22]	M5K 1E9 [23]
(City)	(State)	(Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 12-01-2002

AND ENDING (MM/DD/YY): 11-30-2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30] (Area Code)—Telephone No.

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2004
WASH, D.C. 155

Dated the 27th day of JANUARY 19 2004

Manual signatures of:

1) W. P. Cameron
Principal Executive Officer or Managing Partner

2) W. P. Cameron
Principal Financial Officer or Partner

3) W. P. Cameron
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

PRICEWATERHOUSECOOPERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

SUITE 3000 BOX 82
ROYAL TRUST TOWER TD CENTRE
TORONTO, ONTARIO CANADA [70] M5K 1G8

ADDRESS Number and Street | City | State | Zip Code

[71] [72] [73] [74]

Check One

( ) Certified Public Accountant [75]

( ) Public Accountant [76]

(X) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52 5	3				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 11-30-2003 | 99

SEC FILE NO. 81-13675 | 98

Consolidated [ ] 198
Unconsolidated [ ] 199

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 1,626,512	200			$ 1,626,512	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other	55,274	300	$	550	55,274	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. as of 11-30-2003

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities		424				
I. Spot commodities		430			$	850
8. Securities owned not readily marketable:						
A. At Cost $ 186,720 [130]						
B. At estimated fair value		440	$ 1	610	1	860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost			20,100	650		
C. Contributed for use of company, at market value				660	20,100	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	4,070	670	4,070	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490		680		920
15. Other Assets:						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous		530	838	720	838	930
16. TOTAL ASSETS	$ 1,681,786	540	$ 25,009	740	$ 1,706,795	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of ______

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other	16	1080		1290	21	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of 15 $ ______ 950		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of $ ______ 960				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	2,132	1170			2,132	1640
C. Income taxes payable	57,392	1180			23 57,392	1650
D. Deferred income taxes			20	1370		1660
E. Accrued expenses and other liabilities		1190				1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. as of 11-30-2003

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured		1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company at market value				1430		174[illegible]
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		175[illegible]
26. TOTAL LIABILITIES	$ 59,524	1230	$	1450	$ 59,524	176[illegible]

Ownership Equity

	Total	
27. Sole proprietorship	$	17[illegible]
28. Partnership - limited partners $ [1020]		17[illegible]
29. Corporation:		
A. Preferred stock		17[illegible]
B. Common stock	25,850	17[illegible]
C. Additional paid-in capital	51,700	17[illegible]
D. Retained earnings	1,569,721	1[illegible]
E. Total	1,647,271	1[illegible]
F. Less capital stock in treasury	( )	1[illegible]
30. TOTAL OWNERSHIP EQUITY	$ 1,647,271	1[illegible]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 1,706,795	1[illegible]

OMIT PEN[illegible]

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. as of 11-30-2003

Part A

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$	3,968	375[illegible]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	375[illegible]
13. Net capital requirement (greater of line 11 or 12)	$	5,000	376[illegible]
14. Excess net capital (line 10 less 13)	$	1,591,646	377[illegible]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,590,693	378[illegible]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		379
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		383
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$		383
19. Total aggregate indebtedness			$	59,524	384
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%		385
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			%	3.73%	38[illegible]

Part B

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		38
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		38
24. Net capital requirement (greater of line 22 or 23)	$		37
25. Excess net capital (line 10 less 24)	$		39
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		38
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3

Part C

OTHER RATIOS

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from		to	
AGF SECURITIES INC.	12-01-2002	3932	11-30-2003	3933
	Number of months included in this statement			3931

STATEMENT OF INCOME (LOSS)

Item		Sub-item code	Amount	Code
REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 497,811	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions			497,811	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			4,260	3995
12. Total revenue			$ 502,071	4030
EXPENSES				
13. Registered representatives' compensation			$	411(
14. Clerical and administrative employees' expenses			17,014	404(
15. Salaries and other employment costs for general partners, and voting stockholder officers				412(
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				405
17. Commissions and clearance paid to all other brokers (see definition)			165,338	414
18. Clearance paid to non-brokers (see definition)				413
19. Communications				406
20. Occupancy and equipment costs				408
21. Promotional costs				415
22. Interest expense				407
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				41
24. Data processing costs (including service bureau service charges)				41
25. Non-recurring charges				41
26. Regulatory fees and expenses				41
27. Other expenses			10,926	41
28. Total expenses			$ 193,278	42
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ 308,793	42
30. Provision for Federal income taxes (for parent only)			104,990	42
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				42
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4
34. Net income (loss) after Federal income taxes and extraordinary items			$ 203,803	4
MONTHLY INCOME			[illegible]	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. as of 11-30-2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... N/A .... $ ______ [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm $ ______ [4335] ______ [4570]

D. (k) (3)—Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ______ [4586]

 A. Number of items .... ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]

 A. Number of items .... $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. **as of** 11-30-2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... N/A .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] ______ [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ______ [4586]

   A. Number of items .... ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]

   A. Number of items .... ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC as of 11-30-2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) ..... $ [4340]
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) ..... [4350]
3. Monies payable against customers' securities loaned (see Note C) ..... [4360]
4. Customers' securities failed to receive (see Note D) ..... [4370]
5. Credit balances in firm accounts which are attributable to principal sales to customers ..... [4380]

N/A

6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days ..... [4390]
7. **Market value of short security count differences over 30 calendar days old ..... [4400]
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days ..... [4410]
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days ..... [4420]
10. Other (List) ..... [4425]
11. TOTAL CREDITS ..... $ [443(]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 ..... $ [4440]
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver ..... [4450]
14. Failed to deliver of customers' securities not older than 30 calendar days ..... [4460]
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F) ..... [4465]
16. Other (List) ..... [4469]
17. **Aggregate debit items ..... $ [44]
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i)) ..... ( ) [44]
19. **TOTAL 15c3-3 DEBITS ..... $ [44]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) ..... $ [44]
21. Excess of total credits over total debits (line 11 less line 19) ..... [44]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits ..... [45]
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period ..... [45]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities ..... [45]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities ..... $ [45]
26. Date of deposit (MMDDYY) ..... [45]

OMIT PEN

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. as of 11-30-2003

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash	$ N/A	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		713[illegible]
11. Net equities with other FCMs		714[illegible]
12. Segregated funds on hand:		
A. Cash		715
B. Securities representing investments of customers' funds (at market)		716
C. Securities held for particular customers in lieu of cash (at market)		717
13. Total amount in segregation (total of 7 through 12)	$	71[illegible]
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	71[illegible]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC, as of 11-30-2003

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NIL 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER AGF SECURITIES INC. For the period (MMDDYY) from 12-01-2002 to 11-30-2003

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. **Equity Capital**			
A. Partnership Capital:			
1. General Partners	$	4700	
2. Limited		4710	
3. Undistributed Profits		4720	
4. Other (describe below)		4730	
5. Sole Proprietorship		4735	
B. Corporation Capital:			
1. Common Stock		4740	
2. Preferred Stock		4750	
3. Retained Earnings (Dividends and Other)		4760	
4. Other (describe below)		4770	
2. **Subordinated Liabilities**			
A. Secured Demand Notes		4780	
B. Cash Subordinations		4790	
C. Debentures		4800	
D. Other (describe below)		4810	
3. **Other Anticipated Withdrawals**			
A. Bonuses		4820	
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860	
C. Other (describe below)		4870	
Total			$ 4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,443,468	4240
A. Net income (loss)			203,803	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 1,647,271	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	430
A. Increases		431
B. Decreases	( )	43:
4. Balance, end of period (From item 3520)	$	43:

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER AGF SECURITIES INC. For the period (MMDDYY) from 12-01-2002 to 11-30-2003

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital			
A. Partnership Capital:			
1. General Partners	$	4700	
2. Limited		4710	
3. Undistributed Profits		4720	
4. Other (describe below)		4730	
5. Sole Proprietorship		4735	
B. Corporation Capital:			
1. Common Stock		4740	
2. Preferred Stock		4750	
3. Retained Earnings (Dividends and Other)		4760	
4. Other (describe below)		4770	
2. Subordinated Liabilities			
A. Secured Demand Notes		4780	
B. Cash Subordinations		4790	
C. Debentures		4800	
D. Other (describe below)		4810	
3. Other Anticipated Withdrawals			
A. Bonuses		4820	
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860	
C. Other (describe below)		4870	
Total			$ 4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,443,468	4240
A. Net income (loss)			203,803	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 1,647,271	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	430
A. Increases		431
B. Decreases	( )	432
4. Balance, end of period (From item 3520)	$	433

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC. as of 11-30-2003

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period		
A. Income producing personnel		4950
B. Non-income producing personnel (all other)	2	4960
C. Total	2	4970
4. Actual number of tickets executed during current month of reporting period		4980
5. Number of corrected customer confirmations mailed after settlement date		4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts-over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Ledger Amount	Market Value
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	$ 5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

17. Security concentrations (See instructions in Part I)		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES